Exhibit 99.1

STRATASYS LTD. (“Stratasys” or the “Company”)

7665 Commerce Way	1 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
Telephone (952) 937-3000	Rehovot 76124, Israel
Telephone: +972-74-745-4300

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

(the “Annual Meeting”)

Time and Date of Meeting	5:00 p.m., Israel Time, on Monday, November 30, 2020

Place of Meeting	Meitar Law Offices
16 Abba Hillel Road, 10th Floor
Ramat Gan 5250608, Israel

Items of Business	(1)	Re-election of each of Messrs. Zeev Holtzman, John J. McEleney, Dov Ofer, David Reis and Yair Seroussi, and Mses. Ziva Patir and Adina Shorr, and initial election of Mr. Michael Schoellhorn, together constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

	(2)	Approval of the continuation of the payment of the current annual compensation packages (consisting of annual cash fees for board and committee service, annual option grants and per meeting cash fees) to the non-employee directors of the Company in respect of their directorship services on the Company's board of directors (the “Board”).

	(3)	Approval of compensation for the Company’s new Chairman of the Board, Dov Ofer.

	(4)	Approval of an increase by 500,000 in the number of ordinary shares available for issuance under the Company’s 2012 Omnibus Equity Incentive Plan.

	(5)	Approval of an amendment to the Company’s Compensation Policy for Executive Officers and Directors that amends the maximum coverage levels under the Company’s director and officer liability, or D&O, insurance policies and requires that premiums and deductibles paid by the Company under its D&O insurance policies be consistent with market terms and not material to the Company.

	(6)	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2020 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Annual Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2019 will be presented to, and considered by, the Company’s shareholders. The shareholders will furthermore transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Our Board unanimously recommends a vote FOR each of the above proposals.

Record Date	You are entitled to vote if you were a shareholder of the Company as of the close of business on Wednesday, October 21, 2020.

Further Information	The proposals and details with respect to the Annual Meeting are described more fully in the attached proxy statement, which we are sending (together with this notice) to our shareholders and which we urge you to read in its entirety. This notice, the aforementioned proxy statement and a related proxy card are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a Report of Foreign Private Issuer on Form 6-K, which you may obtain for free from the SEC’s website at www.sec.gov or at our Company’s website, www.stratasys.com.

Votes Needed for Approval	Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting on the proposal (excluding abstentions). The approval of Proposal 5 is also subject to satisfaction of one of the following additional voting requirements:

●	the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Israeli Companies Law, 5759-1999 (the “Companies Law”), as a “personal interest”) in the approval of the proposal that are voted at the Annual Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company under the Companies Law.

The vote of all of the Company’s shareholders is important. Accordingly, we urge you to read the attached proxy statement and vote your shares or provide voting instructions promptly, regardless of the number of shares you own. You may vote shares that you own directly by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish (subject to the below limitations), you may attend the Annual Meeting and vote in person even if you have previously signed a proxy. If your shares are held in street name (i.e., shares that are held through a bank, broker or other nominee), you may instruct how you want your shares voted. Specific information as to how to provide your voting instructions are set forth on the enclosed voting instruction form provided by your bank, broker or nominee. In the alternative, shareholders may vote their shares or provide voting instructions online (at www.proxyvote.com) or via telephone (as indicated on the enclosed proxy card or voting instruction form).

Attendance at Annual Meeting	Israeli legal regulations presently limit public gatherings as a result of the COVID-19 (coronavirus) pandemic. The Company furthermore desires to reduce the risk of further spreading of the virus, and to safeguard the well-being of shareholders, Board and Company representatives at the Annual Meeting.

Consequently, the Company strongly encourages shareholders to mail in their proxy cards or voting instruction forms in lieu of attending the Annual Meeting in person. If a shareholder who holds ordinary shares as of the record date for the Annual Meeting (October 21, 2020) nevertheless desires to attend the Annual Meeting, he, she or it must inform the Company in advance. Any such shareholder must contact the VP, Head of Legal, Ms. Vered Ben-Jacob — email (Vered.BenJacob@stratasys.com) or telephone (+972-74-745-4300) — on or prior to 6:00 p.m., Israel time (11 a.m. Eastern time), on Monday, November 23, 2020. If you contact the Company via email, if you are a record shareholder, please provide the name under which your shares are held of record and proof of ownership (a copy of your share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please attach to your email the required proof of ownership to be described in the proxy statement for the Annual Meeting, namely: a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Annual Meeting. You will be required to provide similar documentation if you contact the Company’s VP, Head of Legal via telephone.

Based on the number of responses that the Company receives from shareholders interested in attending the Annual Meeting, the Company will determine whether it is possible to allow those shareholders to attend physically in person in compliance with the Israeli coronavirus regulations (which may continue to evolve from time to time prior to the Annual Meeting date). The Company will respond to the relevant shareholders by the following day (Tuesday, November 24, 2020) in order to provide to them logistical information as to how they will be able to attend the Annual Meeting.

By Order of the Board:

Dov Ofer
Chairman of the Board

Rehovot, Israel
October 21, 2020

The official notice of the 2020 Annual General Meeting of Shareholders was

first published by the Company via a press release issued on October 19, 2020

i

STRATASYS LTD.

7665 Commerce Way	1 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
Tel: (952) 937-3000	Rehovot 76124, Israel
Tel.: +972-74-745-4300

PROXY STATEMENT FOR 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on November 30, 2020

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND
THE ANNUAL GENERAL MEETING

Why am I receiving these materials?

We have sent you this proxy statement and the enclosed form of proxy or voting instruction form because the board of directors (the “Board of Directors” or “Board”) of Stratasys Ltd. (also referred to as “we”, “us”, the “Company,” “our Company” or “Stratasys”) is soliciting your proxy to vote your shares at our 2020 Annual General Meeting of Shareholders (the “Annual Meeting”), to be held at 5:00 p.m., Israel time, on Monday, November 30, 2020 at the offices of our external legal counsel, Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

What items of business will be voted on at the Annual Meeting?

(1)	Re-election of each of Messrs. Zeev Holtzman, John J. McEleney, Dov Ofer, David Reis and Yair Seroussi, and Mses. Ziva Patir and Adina Shorr, and initial election of Mr. Michael Schoellhorn, together constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

(2)	Approval of the continuation of the payment of the current annual compensation packages (consisting of annual cash fees for board and committee service, annual option grants and per meeting cash fees) to the non-employee directors of the Company in respect of their directorship services on the Board.

(3)	Approval of compensation for the Company’s new Chairman of the Board, Dov Ofer.

(4)	Approval of an increase by 500,000 in the number of ordinary shares available for issuance under the Company’s 2012 Omnibus Equity Incentive Plan (the “2012 Plan”).

(5)	Approval of an amendment to our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) that amends the maximum coverage levels under the Company’s director and officer liability, or D&O, insurance policies and requires that premiums and deductibles paid by the Company under its D&O insurance policies be consistent with market terms and not material to the Company.

(6)	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2020 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Annual Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2019 will be presented to, and considered by, the Company’s shareholders. The shareholders will furthermore transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

How does the Board recommend that I vote?

Our Board recommends that you vote FOR each of the above-described proposals.

What is the quorum required in order to conduct business at the Annual Meeting?

Under our amended and restated articles of association, as amended (the “Articles”), a quorum is constituted when there are present, in person or by proxy, at least two shareholders who hold, in the aggregate, at least 25% of the voting rights (equivalent to 25% of the outstanding number of ordinary shares, nominal value 0.01 New Israeli Shekels per share (“ordinary shares”)) in our Company as of the record date for the Annual Meeting (October 21, 2020). As of the close of business on September 30, 2020, we had 55,112,248 ordinary shares outstanding. A person holding a proxy may be deemed to be two or more shareholders for purposes of determining a quorum if such person holds the proxy of more than one shareholder. If within one-half hour after the time appointed for the Annual Meeting, a quorum is not present, the Annual Meeting will be adjourned to the same day, in the following week, at the same hour and at the same place. At such adjourned meeting, any two or more shareholders present in person or by proxy will constitute a quorum, regardless of the number of ordinary shares held by them.

What are the voting requirements to approve the proposals presented and how are votes counted?

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting on each proposal is necessary for the approval of that proposal.

In addition, the approval of Proposal 5 (the approval of an amendment to our Compensation Policy to amend the parameters for our D&O insurance coverage and premium/deductible amounts) is subject to satisfaction of one of the following, additional voting requirements:

●	the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Israeli Companies Law, 5759-1999 (the “Companies Law”), as a personal interest) in the approval of the proposal that are voted at the Annual Meeting, excluding abstentions and broker non-votes; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company.

A “personal interest” of a shareholder under the Companies Law: (i) includes an interest of such shareholder or any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of any of those) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company.

A controlling shareholder and a shareholder that possesses a personal interest are qualified to participate in the vote on Proposal 5 and will be counted towards or against the ordinary majority required for approval of the proposal; however, the vote of any such shareholder will not be counted towards or against the special majority requirement described in the first bullet point above or towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or, if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or possesses a “personal interest” under the Companies Law (i.e., a conflict of interest) concerning the approval of Proposal 5, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 5. In order to confirm that you are not a controlling shareholder and that you lack a personal interest in the approval of that proposal and in order to therefore be counted towards or against the special majority required for the approval of that proposal, you must check the box “FOR” in Item 5A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 5.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a personal interest and you wish to participate in the vote on Proposal 5, you should check the box “AGAINST” in Item 5A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 5, but will not be counted towards or against the special majority required for approval of Proposal 5.

If you provide specific instructions (i.e., mark boxes), your shares will be voted as you instruct. If you are a shareholder of record and sign and return your proxy card without giving specific instructions, your shares will generally be voted in accordance with the recommendations of our Board. The proxy holders will also vote in their discretion on any other matters that are not listed on the proxy card and that properly come before the Annual Meeting. If you are a shareholder of record and do not return your proxy card and do not otherwise vote online (at www.proxyvote.com) or via telephone (as indicated on your proxy card), your shares will not be voted.

If you hold shares beneficially in “street name”, the result will be different. If you do not return the voting instruction form and do not otherwise provide voting instructions online (at www.proxyvote.com) or via telephone (as indicated on your voting instruction form), your broker may vote your shares in certain circumstances and on certain proposals. Generally, brokers may vote shares they hold for you in their own discretion on the proposal to ratify the selection of an independent registered public accounting firm (Proposal 6) and certain other routine matters, if you do not provide them instructions on how to vote. Brokers may not, however, vote your shares in their discretion on any of the other proposals to be addressed at the Annual Meeting.

Where brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions (commonly referred to as “broker non-votes”), those shares will be included in determining the presence of a quorum at the Annual Meeting, but are not considered “present” for the purposes of voting on, and do not impact the outcome of the voting on, the subject proposal(s).

What shares can I vote?

Our only class of stock outstanding is our ordinary shares. Each ordinary share outstanding as of the close of business on the record date, October 21, 2020, is entitled to one vote on all items of business at the Annual Meeting. You may vote all ordinary shares you owned at that time, which may be (a) shares held directly in your name as the shareholder of record or (b) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank. As of the close of business on September 30, 2020, there were 55,112,248 ordinary shares outstanding. The closing price of the ordinary shares on October 19, 2020 (the latest practicable date prior to the publication of this proxy statement), as quoted on the NASDAQ Global Select Market, was US$14.41.

May I attend the Annual Meeting in person?

The Annual Meeting will be held at the offices of our external counsel, Meitar Law Offices, in Ramat Gan, Israel. Israeli legal regulations presently limit public gatherings as a result of the current COVID-19 (coronavirus) pandemic. We furthermore desire to reduce the risk of further spreading of the virus, and to safeguard the well-being of shareholders, Board and Company representatives at the Annual Meeting.

Consequently, we strongly encourage shareholders to mail in their proxy cards or voting instruction forms or to vote or provide voting instructions online or via telephone, in lieu of attending the Annual Meeting in person. If a shareholder who holds ordinary shares as of the record date for the Annual Meeting (October 21, 2020) nevertheless desires to attend the Annual Meeting, he, she or it must inform us in advance. Any such shareholder must contact the VP, Head of Legal, Ms. Vered Ben-Jacob — email (Vered.BenJacob@stratasys.com) or telephone (+972-74-745-4300) — on or prior to 6:00 p.m., Israel time (11 a.m. Eastern time), on Monday, November 23, 2020. If you contact us via email, if you are a record shareholder, please provide the name under which your shares are held of record and proof of ownership (a copy of your share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please attach to your email the required proof of ownership for attending the Annual Meeting, namely: a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Annual Meeting. You will be required to provide similar documentation if you contact the Company’s VP, Head of Legal via telephone.

Based on the number of responses that we receive from shareholders interested in attending the Annual Meeting, we will determine whether it is possible to allow those shareholders to attend physically in person in compliance with the Israeli coronavirus regulations (which may continue to evolve from time to time prior to the Annual Meeting date). We will respond to the relevant shareholders by the following day (Tuesday, November 24, 2020) in order to provide to them logistical information as to how they will be able to attend the Annual Meeting.

How can I vote my shares in person at the Annual Meeting?

To the extent that you are permitted to attend the Annual Meeting in person, shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Annual Meeting. Shares held beneficially in street name may be voted on a ballot only if you bring (i) proof that you owned the shares in your brokerage, trustee or nominee account as of the record date (such as a brokerage account statement), and (ii) a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card or voting instruction form as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

How can I vote my shares without attending the Annual Meeting?

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a shareholder of record, you may vote by submitting a proxy in one of the following ways: mailing a physical proxy card; submitting a proxy online (at www.proxyvote.com); or submitting a proxy via telephone (by dialing the number indicated on the enclosed proxy card). If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee on the enclosed voting instruction form, or in the alternative, online (at www.proxyvote.com) or via telephone (by dialing the number indicated on the enclosed voting instruction form). For directions on how to vote, please refer to the instructions below and those on the proxy card or voting instruction form provided to you. In each case, your vote or voting instructions must be received by 11:59 p.m., U.S. Eastern time, on Sunday, November 29, 2020 in order to be counted towards the tally of votes at the Annual Meeting.

If you are a shareholder of record, you may cast your vote by proxy as follows:

Shareholders of record may vote by completing, signing, dating and mailing the enclosed proxy card in the accompanying pre-addressed, postage paid envelope to Broadridge, our agent for tallying the votes at the Annual Meeting. In the alternative, a shareholder of record can vote online (at www.proxyvote.com) or via telephone, by dialing the number provided to you on the enclosed proxy card and following the instructions over the phone. If you lose or misplace your proxy card, you may instead. If you lose or misplace your proxy card, you may print a copy of the proxy card from our website at www.stratasys.com or from Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on October 21, 2020, which can be located at www.sec.gov. You can submit your printed, completed, signed proxy card to our Vice President, Investor Relations at Yonah.Lloyd@stratasys.com. When you fill out the proxy card, please print the name in which your ordinary shares are registered. We reserve the right to require further identifying information from you in order to allow you to submit your proxy card in that manner.

If you are a beneficial shareholder, you may submit your voting instructions as follows:

Beneficial owners who hold ordinary shares in “street name” can instruct their brokers, trustees or nominees how to vote by completing the enclosed voting instruction form and mailing it in the accompanying pre-addressed, postage paid envelope.

In the alternative, a beneficial owner can vote online (at www.proxyvote.com) or via telephone, by dialing the number provided to you in the enclosed voting instruction form and following the instructions over the phone. Please have the control number that appears on your physical voting instruction form ready for inputting when you vote online or via telephone.

Is the proxy statement available electronically?

This proxy statement is available on our website at www.stratasys.com. In addition, it is appended as Exhibit 99.1 to the Form 6-K that we furnished to the SEC on October 21, 2020. You can view that Form 6-K at the SEC’s website at www.sec.gov.

Can I change my vote?

If you are a shareholder of record and have submitted a proxy card, you can change your vote at any time before it is voted by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or to our Vice President, Investor Relations at Yonah.Lloyd@stratasys.com. Broadridge or our Vice President, Investor Relations must receive any such revocation of proxy by 11:59 p.m., U.S. Eastern time, on Sunday, November 29, 2020, for it to be effective. If you initially voted online or via telephone, you can follow the same instructions as you did initially in order to submit your revised vote. You may also revoke your proxy by attending the Annual Meeting (to the extent permitted) and voting in person. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked, unless you vote again.

If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Annual Meeting (to the extent permitted) and voting in person.

What happens if additional matters are presented at the Annual Meeting?

Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you sign and submit a proxy card, the persons named as proxy holders, Ms. Lilach Payorski, Mr. David Chertok and Mr. Jonathan M. Nathan, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting in accordance with their best judgment.

Who will count the votes?

A representative of Stratasys Ltd. will act as the inspector of election to tabulate the votes cast at the Annual Meeting.

Who will pay the costs of soliciting votes for the Annual Meeting?

We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Annual Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our ordinary shares.

Where can I find the voting results of the Annual Meeting?

We expect to announce preliminary voting results at the Annual Meeting and publish final results in a Form 6-K to be furnished to the SEC after our Annual Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, on our website, www.stratasys.com, or at the SEC’s website, www.sec.gov.

OTHER MATTERS

On February 26, 2020, we filed our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (our “2019 Annual Report”) with the SEC. Our 2019 Annual Report includes our audited 2019 financial statements, certain non-GAAP financial information for 2019, as well as additional information about our Company and our products, services and operations, our major shareholders, and our officers and directors.

You can access our 2019 Annual Report at our website, www.stratasys.com, and at the SEC’s website at www.sec.gov. We urge you to read our 2019 Annual Report to obtain additional information regarding our Company.

U.S. dollar translations of New Israeli Shekel (“NIS”) amounts presented in this Proxy Statement are translated using the rate of NIS 3.378 to US$1.00, the exchange rate reported by the Bank of Israel on October 19, 2020 (the most recent practicable business day preceding the date of the notice of the Annual Meeting).

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Annual Meeting, please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy card or voting instruction form and returning it in the enclosed envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 30, 2020

This proxy statement is available for viewing, printing
and downloading at www.stratasys.com.

You may also request a copy of the materials relating to our Annual Meeting, including this proxy statement and form of proxy for our Annual Meeting, by contacting our Vice President, Investor
Relations by email at Yonah.Lloyd@stratasys.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by each person known by us to be the owner of more than 5% of our outstanding ordinary shares, as of September 30, 2020, unless otherwise noted.

The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders who beneficially own more than 5% of our outstanding ordinary shares is based on periodic public filings made by such shareholders (including, if applicable, reports filed by institutional investment managers on Form 13F for the calendar quarter ended June 30, 2020) and may not necessarily be accurate as of September 30, 2020. Ordinary shares that a person has a right to acquire within 60 days after September 30, 2020 (or such other date indicated below) are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We have based our calculations of the percentage ownership on 55,112,248 ordinary shares that were outstanding as of September 30, 2020.

			Options Exercisable	Total
	Ordinary		within	Beneficial	Percentage
Beneficial Owner	Shares		60 Days	Ownership	Ownership
ARK Investment Management LLC	12,070,385	(1)	—	12,070,385	21.9%
Sumitomo Mitsui Trust Holdings, Inc.	5,803,042	(2)	—	5,803,042	10.5%
PRIMECAP Management Company	5,334,531	(3)	—	5,334,531	9.7%

(1)

Represents shares beneficially owned as of June 30, 2020, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by ARK Investment Management LLC on October 9, 2020. As indicated in that amended statement, ARK Investment Management LLC possesses sole voting power with respect to 9,590,595 of those ordinary shares, shared voting power with respect to 1,046,859 of those ordinary shares, and sole dispositive power with respect to all 12,070,385 ordinary shares beneficially owned by it.

(2)	Represents shares beneficially owned as of December 31, 2019, as indicated in an amended statement of beneficial ownership on Schedule 13G/A filed by this shareholder on February 12, 2020. The shares held by this shareholder may be deemed to be beneficially owned by its subsidiaries (i) Nikko Asset Management Co., Ltd. and (ii) Nikko Asset Management Americas, Inc. (5,458,115 of these shares).

(3)	Represents shares beneficially owned as of August 31, 2020, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by PRIMECAP Management Company on September 10, 2020. As indicated in that amended statement, PRIMECAP Management Company possesses sole voting and dispositive power with respect to all such 5,334,531 ordinary shares.

Additional Information Regarding Our Board, Corporate Governance and

Compensation of Our Officers and Directors

Item 6B of our 2019 Annual Report contains information regarding compensation paid to our directors and to our five highest-paid office holders in 2019. Item 6C of our 2019 Annual Report contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2019 Annual Report (which we incorporate by reference herein) to obtain additional information regarding our Board and our other office holders.

We note the following updates to the information contained in Section 6C of the 2019 Annual Report based on previously-reported developments since the date on which the 2019 Annual Report was filed with the SEC:

●	One director, Victor Leventhal, has passed away, and two additional directors— Elchanan Jaglom and S. Scott Crump– have resigned from the Board.

●	Zeev Holtzmann was appointed to serve as a director, and he has been nominated by the Board for re-election at the Annual Meeting, and Michael Schoellhorn has been nominated by the Board for initial election at the Annual Meeting.

●	Mr. Leventhal had served on the audit committee of the Board, and as Chairman of the compensation committee of the Board. John McEleney has been appointed to take Mr. Leventhal’s place on the audit committee, thereby restoring the requisite three-member composition. Mr. McEleney has been confirmed by the Board to possess the requisite financial literacy to serve on the audit committee, under the NASDAQ Listing Rules. The compensation committee of the Board will remain with its current composition—with John McEleney and Ziva Patir continuing to serve on the committee— and with Mr. McEleney assuming the chairmanship of the committee in place of the deceased Mr. Leventhal.

PROPOSAL 1:

RE-ELECTION AND INITIAL ELECTION OF DIRECTORS

Background

Article 75.1 of our Amended Articles provides that the number of directors of our Company shall be between seven (7) and eleven (11), as determined from time to time by our Board. On October 12, 2020, pursuant to its nomination of the below-listed individuals for re-election and initial election, as applicable at the Annual Meeting, our Board effectively confirmed the number of directors prospectively constituting the Board as eight (8). Back in May 2016, following our 2016 annual general meeting of shareholders, we elected to be governed by an exemption under the Israeli Companies Law, 5759-1999 (the “Companies Law”) regulations that allows us to “opt out” from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our Board. Our eligibility for that exemption is subject to certain conditions, with which we comply. Since the time of that election, each of our directors is elected annually, at our annual general meeting of shareholders, for a one-year term. Our Board has nominated Mr. Zeev Holtzman, Mr. John J. McEleney, Mr. Dov Ofer, Ms. Ziva Patir, Mr. David Reis, Mr. Yair Seroussi and Ms. Adina Shorr, each of whom is an existing director, for reelection, and Mr. Michael Schoellhorn, a new nominee, for initial election, in each case to serve as a director until our next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

Of our existing directors who have been nominated for reelection at the Annual Meeting, Mr. McEleney has served as a director of our Company from the effective date of the merger between Stratasys, Inc. and Objet Ltd. on December 1, 2012 until the present time. Ms. Patir has served as a director of our Company since June 21, 2013, and Mr. Reis has served as a director of our Company since June 30, 2013 (in addition to his having served as Objet Ltd.’s director from 2003 until the effective date of the Stratasys-Objet merger). Each of Messrs. Ofer and Seroussi was initially elected as a director at our 2017 annual general meeting of shareholders, on July 18, 2017. Ms. Adina Shorr has served in her current capacity as a director since having been appointed by the Board on July 25, 2018 and was re-elected at our 2018 annual general meeting of shareholders on September 13, 2018 (after having served previously as a director of our Company from December 2012 to June 2013). Mr. Holtzman was initially appointed by our Board as a director in August 2020, and Mr. Schoellhorn was initially nominated by our Board in October, 2020, for initial election at the Annual Meeting.

The following table sets forth information, as of the date of this proxy statement, regarding the individuals nominated by the Board for re-election or initial election (in the case of Mr. Schoellhorn) at the Annual Meeting:

Name	Age	Position
Dov Ofer	66	Chairman of the Board of Directors
Zeev Holtzman	79	Director
John J. McEleney	58	Director
Ziva Patir	70	Director
David Reis	59	Director
Michael Schoellhorn	55	Director Nominee
Yair Seroussi	64	Director
Adina Shorr	60	Director

Board Independence

Each of Messrs. Holtzman, McEleney, Schoellhorn and Seroussi, and each of Mses. Patir and Shorr, has been affirmatively determined by the Board to be an independent director, as defined under the Listing Rules of the NASDAQ Stock Market. Consequently, we comply with the requirement of NASDAQ Listing Rule 5605(b)(1) that a majority of our Board be composed of independent directors.

Biographical Information Concerning the Nominees for Re-election or Initial Election (as Applicable) at the Annual Meeting

Dov Ofer has served as our Chairman of the Board since May 2020 and as a director since July 2017. While serving as a director (prior to his appointment as our Chairman), Mr. Ofer served on the oversight committee of the Board, which guided our executive management during an interim period prior to the appointment of our current, permanent chief executive officer. Mr. Ofer served as the Chief Executive Officer of Lumenis Computerized Systems Ltd. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high-tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Hanita Coatings RCA Ltd., chairman of Plastopil Hazorea Company Ltd. (TASE: PPIL), vice chairman of Scodix Ltd. and director of Kornit Digital Ltd. and Orbix Medical Ltd. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.

Zeev Holtzman was appointed by our Board to serve as a director in August 2020. Mr. Holtzman founded Giza Venture Capital in 1992 following 20 years in the financial advisory, private equity and investment banking sectors in the US and Israel. Since then, he has served as Giza Venture Capital funds’ Chairman of the Investment Committee and Managing Partner, focusing on strategy, capital raising, deal sourcing, exits from portfolio companies and Giza’s global activities. Mr. Holtzman is also the Founder and Chairman of IVC Research Center, the premier online Israeli research and data base firm covering the Israeli hi tech, technology, venture capital industry. Mr. Holtzman is also a board member and supporter of Tmura, the Israeli venture capital industry's main philanthropic organization, since its inception, and a member of the Executive Committee of the Israel Museum of Art Israeli Friends Association. Mr. Holtzman served and continues to serve as a board member of portfolio companies of Giza Venture Capital funds. Mr. Holtzman has also served in several other prominent positions, including: Chairman of the Supreme Investment Committee of the Technion - Israel Institute of Technology- endowment fund; co- founder of the Israel Venture Capital Association, known today as HTIA; and representation of Alex Brown and CS First Boston in their Israeli activities. Mr. Holtzman holds an MBA from Columbia University and a BA in economics and History of the Muslim Countries from the Hebrew University of Jerusalem.

John J. McEleney has served as a director of our Company since the Stratasys, Inc.- Objet Ltd. merger, and, before that, as a director of Stratasys, Inc. from 2007 until the Stratasys, Inc.- Objet Ltd. merger. He is the co-founder of Onshape Inc., a venture backed start-up company focused on applying modern computing to the 3D product design market. Prior to Onshape he was the Chief Executive of Cloud Switch, which was acquired by Verizon. He served as a director of SolidWorks Corporation, a wholly owned subsidiary of Dassault Systemes S.A. (NASDAQ: DASTY), from June 2000 to May 2008, and also served as its Chief Executive Officer from 2001 until June 2007. Mr. McEleney joined SolidWorks in 1996, serving in several capacities, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several key management positions at CAD software pioneer Computervision and at defense contractor Raytheon. Mr. McEleney also serves as a director of Newforma, a privately held software company. He holds a B.S. in Mechanical Engineering from the University of Rochester, an M.S. in Manufacturing Engineering from Boston University and an M.B.A. from Northeastern University.

Ziva Patir has served as our director since June 2013, when she was elected as a director pursuant to an amendment to our amended articles that was adopted at that time. Ms. Patir serves on the board of directors of Babylon, a public company active in online advertisement, venture capital investments and financial investments. She also serves on the board of directors of Netz Hotels, an investing and financing real-estate company. Until lately she served on the board of directors of ELTA Systems Ltd, an Israeli provider of defense products and services and of UTS, the Israeli AVIS car rental licensee. Since February 2014, she also serves as a member of the board of Lahav at Tel-Aviv University, the leading provider of executive education in Israel, a position that she has held since 2003. Ms. Patir served as the Vice President of Standards, Policy and Sustainability for Better Place, an infrastructure electrical vehicles company providing technology design and service for switchable battery cars, a position that she held from 2008 until May 2013. From 2008 to 2010, she served as Chair of the Board of the Road Safety Authority (RSA) in Israel. From 1996 to 2008, Ms. Patir held the position of Director General of the Standard Institution of Israel (SII). From 2004 to 2008, Ms. Patir served as Vice President of the International Organization for Standardization (ISO), as well as chair of the Technical Management Board, leading overall management of ISO technical work. ISO is the world’s largest developer and publisher of international standards. From 1998 to 2000, Ms. Patir was a member of the International Electrotechnical Commission Council Board. Ms. Patir is a Certified Quality Engineer and holds a B.Sc. in Chemistry from Tel-Aviv University and a M.Sc. in Chemistry/Polymer Science from the Weizmann Institute of Science.

David Reis has served as our director from June 2013 to the present time. For parts of that period, he served as our Vice Chairman of the Board, as an Executive Director and as a key member of the oversight committee of the Board, which guided our executive management during an interim period prior to the appointment of our current, permanent chief executive officer. Since 2017, Mr. Reis serves as Chairman at Enercon Technologies Ltd., Tuttnauer Ltd and Highcon Ltd. He also served as a Director of Objet from 2003 until the closing of the Stratasys-Objet merger. Mr. Reis served as the Stratasys Chief Executive Officer from March 2009 until June 30, 2016 (and, prior to the Stratasys-Objet merger, as Objet’s CEO). Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (NASDAQ & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver. Reis is also a graduate of the Harvard Business School Advanced Management Program.

Michael Schoellhorn has been nominated by our Board for initial election as a director at the Annual Meeting. Since February 2019 Mr. Schoellhorn has served as Airbus' (Toulouse, France) Chief Operating Officer and a member of its Executive Committee. He has been a member of the Supervisory Board of Airbus Operations GmbH, Hamburg since 2019 and was appointed as its chairman in 2020. Prior to joining Airbus, Mr. Schoellhorn served as Chief Operating Officer and a member of the Management Board at BSH Home Appliances GmbH (Munich, Germany), a leading manufacturer of home appliances owned by the Robert Bosch Group (Stuttgart,Germany), from January 2015 until 2019. Prior to that, Mr. Schoellhorn started his career as a management trainee with Bosch in 1999 and held various operational senior management positions in the automotive sector of Robert Bosch GmbH - in the US, the Czech Republic, and Germany, until he was appointed Executive Vice President for Manufacturing and Quality in 2012. Mr. Schoellhorn studied at IMD Business School (Lausanne, Switzerland), Tepper School of Business (Pittsburgh, USA), Bosch-Carnegie-Institute (Pittsburgh, USA), and the Robert-Bosch-Kolleg (Stuttgart, Germany). He holds a degree in Mechanical Engineering and a PhD in Control Engineering, both from the Helmut Schmidt University. Mr. Schoellhorn served in the German armed forces, as an officer and a helicopter pilot, from 1984 until 1994. He is a member of the presidency of BDLI (the German aerospace industries association), and of the Baden Baden Entrepreneur Talks, a discussion forum for German business and political leaders.

Yair Seroussi has served as our director since July 2017. Mr. Seroussi has served as an independent director at DSP Group, Inc. (NASDAQ: DSPG) since February 2002. He serves as a Member of the Advisory Team at SkyFund, a leading mid-market Israeli private equity fund. He is a member of the Board of Governors of the Hebrew University, and Chairman of the Eli Hurvitz Strategic Management Institute at the Tel Aviv University. Mr. Seroussi served as chairman of the board of Bank Hapoalim from 2009 through 2016. Mr. Seroussi also served as the president of the Israeli Bank Association for four years. He served as a board member and as chairman of the audit committee of Bank Hapoalim from 1997 through 2002. Mr. Seroussi was the founder and head or Morgan Stanley Israel for 16 years. He was the founder and chairman of the Mustang Mezzanine Fund. He served as the chairman of the Investment Committee of Mivtachim, Israel’s largest pension fund, and was a member of various investments committees of private equity funds. Mr. Seroussi served as a director of Israel Corp and Frutarom Industries. Mr. Seroussi also served for over a decade in Israel’s Ministry of Finance, where he held several senior positions. Between the years 1988-199, he served as Head of the Office of the Ministry of Finance in the U.S. and Head of the Commodities Division in NY. In 1991-1992, Mr. Seroussi was a member of the team that created the Yozma Program that initiated the Venture Capital industry in Israel. He holds a Bachelor’s degree in Economics and Political Science from the Hebrew University.

Adina Shorr has served as our director since having been appointed by the Board in July 2018, and was re-elected by our shareholders at our 2018 annual general meeting of shareholders. Ms. Shorr has been the Chief Executive Officer of Scodix, a company that provides solutions to commercial printers, since September 2018. Prior to that time, she served as Chief Executive Officer and Chairman of the Board of Lucidlogix Technologies Ltd. from November 2013 to August 2018. Before that, Ms. Shorr had served as the Chief Executive Officer of CellGuide Ltd. (which was acquired by Lucidlogix) from October 2009 through October 2013. Ms. Shorr served as the Chief Executive Officer and President of Objet Ltd. (formerly known as Objet Geometries, Ltd.), one of the two predecessor companies to Stratasys Ltd., for a six-year period ending in March 2009, and also served as its President. She has extensive experience in leadership and management of technology, systems and solutions stemming from her over twenty-year career in the high-tech sector, both in the United States and Israel. She served as Corporate Vice President of Leaf Products at Creo Inc. from March 2000 to March 2003, where she initiated and led in 2000 the establishment of Leaf Products, a start-up for professional digital photography within Creo. Prior to that time, Ms. Shorr served for nine years at Scitex, four years of which she served as the President of the Scitex Input Division. Beginning in 1991, she worked in the United States for IBM in a sales support capacity and for Unisys in Program Management and was responsible for the management of the business facets of the Unisys Network Computing Division. Ms. Shorr has served as a director of Advanced Vision Technology Ltd. since June 2014 and was a director of Objet Geometries Ltd. and then Stratasys Ltd. from May 2012 to June 2013. Ms. Shorr holds an MBA and a BA, both with honors, from Michigan State University in East Lansing, Michigan.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Annual Meeting:

a.	RESOLVED, that the re-election of Mr. Dov Ofer as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

b.	RESOLVED FURTHER, that the re-election of Mr. Zeev Holtzman as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

c.	RESOLVED FURTHER, that the re-election of Mr. John J. McEleney as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

d.	RESOLVED FURTHER, that the re-election of Ms. Ziva Patir as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of her successor, or until her earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

e.	RESOLVED FURTHER, that the re-election of Mr. David Reis as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

f.	RESOLVED FURTHER, that the initial election of Mr. Michael Schoellhorn as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

g.	RESOLVED FURTHER, that the re-election of Mr. Yair Seroussi as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

h.	RESOLVED FURTHER, that the re-election of Ms. Adina Shorr as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of her successor, or until her earlier resignation, replacement or removal, be, and hereby is, approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election or initial election (as applicable) of directors. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the re-election of each nominee to serve as a director.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions re-electing Messrs. Ofer, Holtzman, McEleney, Reis and Seroussi, and Mses. Patir and Shorr, and initially electing Mr. Schoelhorn, as directors of Stratasys Ltd.

PROPOSAL 2

Approval of Continuation of Payment of Non-Employee Director Annual

Compensation Packages

Background

Under the Companies Law, any public Israeli company that seeks to approve the terms of compensation of its directors is generally required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Each of our non-employee directors currently receives, on an annual basis, a uniform compensation package that includes annual cash fees for Board and committee service, annual option grants, and per meeting cash fees. Our non-employee director compensation package was approved by our shareholders at our 2016 annual general meeting of shareholders. As described in the “Background” to Proposal 3 in the proxy statement for that 2016 annual general meeting (which was furnished as Exhibit 99.1 to our Form 6-K furnished to the SEC on April 8, 2016— available at the link https://www.sec.gov/Archives/edgar/data/1517396/000120677416005381/exhibit99-1.htm), that package consists of the following elements:

1.	Annual Cash Fee: US$50,000, paid in equal installments on a quarterly basis.

2.	Annual Equity Grants:

a. Initial Option Grant: Upon initial election to the Board, each non-employee director is entitled to a grant of options to purchase 10,000 ordinary shares of the Company, which are subject to the following terms.

(i) Exercise Price: Equal to the fair market value of our ordinary shares, determined based on the average of the closing prices of an ordinary share on the trading days during the 30-calendar day period following the initial election of that director by the Company’s shareholders.

(ii) Vesting Schedule: The options vest equally on a monthly basis until the earlier of (x) the first anniversary of the grant, subject to continuous service of the applicable non-employee director, or (y) the end of the term of the applicable non-employee director at the next annual general meeting of the shareholders of the Company after said grant at which such director’s directorship may be extended or terminated (the “Full Vesting Date”), provided that all such options shall fully vest at the Full Vesting Date.

b. Automatic Annual Follow-Up Option Grants: Automatic additional grants consisting of 10,000 options annually for each continuing non-employee director on the date of the annual general meeting of our shareholders at which he or she is re-elected. Those additional grants have an exercise price equal to the fair market value of our ordinary shares, determined based on the average of the closing prices of an ordinary share on the trading days during the 30-calendar day period following the relevant annual shareholder meeting. Each annual follow-up grant vests in the same manner as specified for the initial grant in paragraph (a)(ii) above.

3.	Additional Fees:

a.	Committee Service Annual Fee: US$2,500 for service on each committee of the Company’s board of directors.

b.	Board and Committee Meeting and Written Consent Fees:

i.	US$1,500 per in person meeting;

ii.	US$375 per telephonic or video link meeting; and

iii.	US$325 per written consent.

We note that the annual compensation package for our non-employee directors described above was intended to be paid on an ongoing basis, without limitation of time. However, the manner in which the annual equity grants were described in the proposal approved at the 2016 annual general meeting of shareholders only mentioned follow-up option grants for each non-employee director in the two years following initial election (or, for then-existing non-employee directors, the two years following the initial annual meeting at which the director received his or her initial option grant). Accordingly, each of our compensation committee and our Board has approved, and recommends that our shareholders also approve, at the upcoming Annual Meeting, the extension of the payment of our non-employee director compensation package. The package that is subject to extension pursuant to this Proposal 2 provides for equity grants for each current and future non-employee director on an annual basis for so long as he or she continues in his or her role as such and is re-elected by our shareholders at each successive annual shareholder meeting. Our shareholders are also requested to ratify all additional annual non-employee director option grants already made to each director pursuant to our non-employee director compensation package for all years following the initial year and two additional years of service of that director.

In approving the ongoing payment of our non-employee director compensation packages, our compensation committee and Board have considered the objectives enumerated in our updated, amended Stratasys Ltd. Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), which our shareholders approved pursuant to Proposal 5 at our 2018 annual general meeting of shareholders. The compensation committee and Board have further considered the particular credentials and experience, and contribution level, of our non-employee directors. Our compensation committee and Board have noted that the subject compensation is critical for us to attract and retain high-level, talented and experienced non-employee directors. Our current non-employee directors (including, prospectively, our first-time nominee for election as a non-employee director at the Annual Meeting) who are eligible to receive the package consist of each of Messrs. Holtzman, McEleney, Schoellhorn and Seroussi, and each of Mses. Patir and Shorr. Those constitute the same directors who have been affirmatively determined by the Board to be independent directors, as defined under the NASDAQ Listing Rules.

As evidenced by the biographical information provided for those current and prospective directors in Proposal 1, those individuals bring a variety of sophistication, knowledge and experience that are critical to our maintaining and enhancing our status as a global leader in additive manufacturing and 3D printing technology. Consequently, each of our compensation committee and Board recommends that our shareholders approve the continued payment of our current non-employee director compensation packages on an ongoing basis, for all current and future non-employee directors of our Company.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 2 at the Annual Meeting:

RESOLVED, that the continued payment by the Company to each current and future non-employee director of a uniform compensation package that includes annual cash fees for Board and committee service, annual option grants, and per meeting cash fees, as further described in Proposal 2 of the proxy statement for the Annual Meeting, be, and hereby is, approved in all respects; and be it

FURTHER RESOLVED, that any and all annual option grants made to our current or former directors pursuant to the foregoing non-employee director compensation package beyond the initial three annual grants to each such director be, and hereby are, ratified and approved in all respects.

Required Vote

The approval of the continuation of the payment of our non-employee director compensation package pursuant to this Proposal 2 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to the proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolutions approving the continuation of the payment of our non-employee director compensation package.

PROPOSAL 3

APPROVAL OF Compensation for New Chairman of the Board

Background

As noted at the start of the “Background” to Proposal 2, under the Companies Law, any public Israeli company that seeks to approve the terms of compensation of its directors is generally required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Effective May 2020, our Board appointed Mr. Dov Ofer, then a director, to serve as the new Chairman of the Board, replacing Mr. Elchanan Jaglom, who had served in that role since February 2015.  Prior to that time, Mr. Ofer had served as our director since July 2017, also having served on the oversight committee of the Board, which guided our executive management during an interim period prior to the appointment of our current, permanent chief executive officer (the “CEO”).

Given Mr. Ofer’s enhanced duties and required commitment at the helm of the Board, our compensation committee and Board have approved for him, and recommended that our shareholders likewise approve, enhanced compensation levels for him relative to that of an ordinary director. In determining an appropriate level of compensation for Mr. Ofer, the compensation committee consulted with a reputable, independent compensation consultant. The compensation consultant utilized comparative and other data in seeking to recommend an appropriate level for the chairman of the board of directors of a company of the size of the Company, whose securities are traded on a US stock exchange. The consultant recommended, and our compensation committee approved, and recommended to the Board, and our Board (without the participation of Mr. Ofer) approved, and recommends to our shareholders to approve, the following compensation terms for Mr. Ofer in his capacity as Chairman of the Board:

●	Annual cash fee: US$200,000.

●	Annual equity grant: an identical annual award as is granted to our non-employee directors upon their election or re-election at each annual general meeting of shareholders— currently, options to purchase 10,000 ordinary shares of the Company annually— subject to the same vesting schedule and same method for determining exercise price as for non-employee directors (as described in Proposal 2 above).

●	No per meeting fees being payable for the chairmanship role.

Furthermore, assuming the approval by our shareholders of his prospective compensation as Chairman of the Board, Mr. Ofer has agreed to a downward adjustment to the US$200,000 one-time payment to him that is being paid in 12 monthly installments and that was previously approved by our shareholders at our 2019 annual general meeting of shareholders held on December 31, 2019 (the “Installment Payments Fee”). That Installment Payments Fee was approved as a combination of a bonus for the second half of 2019 and for transitional services that Mr. Ofer provided to support our new CEO in 2020. Assuming approval of his new compensation, Mr. Ofer is willing to waive an aggregate amount of $125,000, constituting the remaining installment payments under the Installment Payments Fee for the approximately 7.5 months left from mid-May 2020 (when Mr. Ofer agreed to the waiver) until the end of 2020.

To the extent that our shareholders do not approve the proposed compensation for him pursuant to this Proposal 3 at the Annual Meeting, however, Mr. Ofer will only waive such portion of the Installment Payments Fee as would cause Mr. Ofer’s total cash compensation in 2020, for all services he has provided to the Company, to equal $200,000, in the aggregate, for both the cash component of the chairmanship position and the Installment Payments Fee, in total.

In approving Mr. Ofer’s compensation package as our Chairman of the Board, the compensation committee and the Board took into consideration the recommendation of the independent compensation consultant, which was based on comparative data to peer companies, as described above. They also noted Mr. Ofer’s credentials and experience, and contribution level, as displayed during his service on the oversight committee of the Board, which helped to manage our Company on a day-to-day basis before our permanent, current CEO was appointed.

In approving the proposed compensation package for Mr. Ofer, the compensation committee and the Board also considered the objectives enumerated in the Compensation Policy. They determined that the proposed compensation is (i) consistent with those objectives and with the Compensation Policy generally, (ii) appropriate for a Chairman of the Board with Mr. Ofer’s experience level and credentials, and (iii) well within market standards.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 3 at the Annual Meeting:

RESOLVED, that the proposed annual cash compensation of $200,000, plus annual equity grant, for Mr. Dov Ofer, the Chairman of the Board, as described in Proposal 3 of the proxy statement with respect to the Annual Meeting, be, and hereby are, approved in all respects.

Required Vote

The approval of Mr. Ofer’s compensation pursuant to this Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution approving the compensation for Mr. Dov Ofer.

PROPOSAL 4

Approval of Increase in Number of Shares Under 2012 Omnibus Equity Incentive Plan

Background

Under the NASDAQ Listing Rules, a company such as the Company with its shares listed on NASDAQ is required to seek approval for the adoption of, or material amendment to, an equity compensation plan under which employees, officers and directors may receive equity in the Company.

Our compensation committee, Board of Directors and our management all believe that the effective use of share-based long-term incentive compensation is vital to our continued ability to recruit, hire and retain the individuals required to successfully execute our business plans and achieve strong performance in the future by providing a direct link between compensation and long-term shareholder value creation. Accordingly, our Board of Directors has adopted an amendment (the “Amendment”) to the 2012 Plan, subject to approval of our shareholders. The 2012 Plan, as originally adopted by our shareholders, authorized us to issue up to 2,000,000 ordinary shares under the 2012 Plan. Under the terms of the 2012 Plan, effective January 1, 2013, the number of ordinary shares that we are authorized to issue under the 2012 Plan was automatically increased by 500,000 shares, to a total of 2,500,000 shares. Upon the adoption of an amendment to the 2012 Plan at our extraordinary general meeting of shareholders in February 2013, the reserved pool under the plan consisted of 4,000,000 shares, which was to be automatically increased annually on January 1 (beginning on January 1, 2014) by a number of ordinary shares equal to the lower of (i) 500,000 shares, subject to adjustment due to certain changes as provided under the 2012 Plan, and (ii) a number of shares determined by our board of directors, if so determined prior to the January 1 on which the increase will occur. Pursuant to that provision, on each of January 1, 2015, 2016, 2017 and 2018, the pool of shares under the 2012 Plan was automatically increased by 500,000 shares, to 5,000,000 shares, 5,500,000, 6,000,000 and 6,500,000 shares total, respectively. On January 1, 2019, the pool of shares was further increased by an additional 200,000 shares, to 6,700,000, and on January 1, 2020, the pool of shares was further increased by an additional 500,000 shares to 7,200,000.

The Amendment provides for an increase in the number of ordinary shares currently authorized to be issued under the 2012 Plan by 500,000 shares, to 7,700,000 shares from 7,200,000 shares, enabling the continued use of the 2012 Plan for share-based incentive awards. We expect to use these shares for annual retention awards to current employees, for awards to new hires, and for awards to employees of companies that we may acquire in the future.

By increasing the number of shares authorized under the 2012 Plan, we believe we will have the flexibility to continue to provide equity incentives in amounts determined appropriate by the compensation committee, our Board of Directors and our management going forward. As of September 30, 2020, the total number of ordinary shares outstanding was 55,112,248. If this proposal is not approved by our shareholders, we anticipate that we may not have enough shares available to fund awards under the 2012 Plan in the long term.

The following table presents certain equity incentive data under the 2012 Plan as of September 30, 2020:

Total Ordinary Shares Reserved for Grants	Shares Available for Future Grants	Aggregate Number of Shares Underlying Outstanding Awards	Aggregate Number of Shares Underlying Awards Granted out of Reserve, Net of Cancellations	Weighted Average Exercise Price of Outstanding Options
7,200,000	291,398	4,836,591	6,908,602	$28.34

Even after the addition of 500,000 ordinary shares to the pool under the 2012 Plan pursuant to this Proposal 4, the total number of shares subject to outstanding awards plus the total number of shares available for issuance pursuant to future awards under the 2012 Plan will equal 5,627,989, which does not exceed 10% of 60,740,237, which constitutes the total of our outstanding number of ordinary shares (55,112,248, as of September 30, 2020) plus those 5,627,989 additional shares that may become issuable in the future. Therefore, we will not exceed the recommended institutional shareholder limit on this matter.

On September 3, 2013 and on March 4, 2020, we filed registration statements on Form S-8 to register the issuance of ordinary shares granted or to be granted under the 2012 Plan.

The principal features of the 2012 Plan are summarized under the heading “2012 Omnibus Equity Incentive Plan” in Item 6.E (“Share Ownership”) of our 2019 Annual Report (on Form 20-F), which we filed with the SEC on February 26, 2020, and which is incorporated by reference into this proxy statement. That summary does not contain all information about the 2012 Plan. A copy of the complete text of the 2012 Plan, as amended, is included as Exhibits 4.1.1 and 4.1.2 to the 2019 Annual Report, and the description of the 2012 Plan in the 2019 Annual Report is qualified in its entirety by reference to the full text of the 2012 Plan.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 4 at the Annual Meeting:

RESOLVED, that, effective as of the date of adoption by the Company’s shareholders of this resolution, the first sentence of Section 5 of the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan be, and it hereby is, amended to insert “7,700,000” in lieu of “7,200,000”.

Required Vote

The approval of the increase by 500,000 in the number of shares available for issuance under the 2012 Plan pursuant to this Proposal 4 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the increase by 500,000 in the number of shares available for issuance under the 2012 Plan pursuant to this Proposal 4.

PROPOSAL 5

APPROVAL OF AMENDMENT TO COMPENSATION POLICY TO AMEND D&O

INSURANCE COVERAGE AND D&O INSURANCE

PREMIUM/DEDUCTIBLE PARAMETERS

Background

Under the Companies Law regulations, a public company benefits from a leniency if the parameters for the company’s directors and officers liability (“D&O”) insurance coverage are contained within the company’s compensation policy for its officers and directors. If parameters for D&O insurance coverage levels, premiums and deductibles are contained within the compensation policy, and that compensation policy is approved by the company’s shareholders, the company may subsequently modify the terms of its actual D&O insurance coverage within those parameters based on the approval of the compensation committee alone, without the need for board or shareholder approval. That leniency is conditioned on the compensation committee’s determination that the actual coverage is on market terms and is not expected to materially impact a company’s profitability, assets or liabilities.

In 2018, we availed ourselves of the above leniency by inserting the parameters for our D&O insurance coverage into our current Compensation Policy, which was approved by our shareholders at our 2018 annual general meeting of shareholders held in September 2018.

The present coverage under our D&O insurance policies will expire in May 2021, at which point we will need to renew our D&O insurance coverage. Based on information published by Aon Financial Services Group (“Aon”), which publishes publicly a quarterly pricing index for D&O insurance that tracks premium changes relative to the base year of 2001, the average D&O liability insurance price per million dollars of coverage increased by 74.4% in the second quarter of 2020 compared to the corresponding quarter of 2019. According to Aon, 96% of policies renewed during the 2nd quarter of 2020 at the same coverage limit and deductible saw an increase in premiums. In light of those and other significant increases in the cost of D&O insurance for all public companies, the premium levels under our prospective D&O insurance policies to be renewed are expected to exceed the maximum permitted D&O insurance premium levels contained within our Compensation Policy. That requires us to amend the D&O insurance parameters in our Compensation Policy, which requires approval by our compensation committee, Board and shareholders (notwithstanding our reliance on the above-referenced leniency under the Companies Law regulations). We seek that approval of our shareholders pursuant to this Proposal 5 at the Annual Meeting.

As last approved by our shareholders, the current D&O insurance parameters under our Compensation Policy are as follows:

(i)	coverage— both per claim and in the aggregate— may be no greater than $125 million of ABC (general D&O coverage), as well as up to $30 million for any Side A policy covering directors and officers individually;

(ii)	annual premium to be paid by Stratasys and its subsidiaries may not exceed an amount representing an increase of 60% in any year, as compared to the previous year, and in any event no more than $1.2 million per year, and

(iii)	deductibles (except for lawsuits against the Company pursuant to securities laws and/or lawsuits filed in the U.S./Canada) may not exceed US $250,000 per occurrence.

In adjusting the parameters for maximum D&O insurance premium and deductible levels due to the price increases described above, we will request that our shareholders avail our Company of an additional leniency, which was recently announced by the Israel Securities Authority (the “ISA”). Under the ISA’s guidance, when we include details regarding our D&O insurance policies in our Compensation Policy, we will no longer need to specify quantitative limitations on premiums or deductibles that may be paid by our Company under those policies. Instead, we may replace those limitations with the general requirement that such premiums and deductibles be consistent with market terms and not material to our Company. As a result of our implementing that allowance into the text of our Compensation Policy, then, assuming that our compensation committee determines that the amounts of the premiums and deductibles are on market terms and not material for our Company, our shareholders will no longer need to approve maximum levels of annual premiums or deductibles as part of their approval of the renewal of our D&O insurance policies. We will therefore not be subject to future shareholder approval requirements as (and to the extent) D&O insurance premiums continue to rise significantly.

We propose, under this Proposal 5, to make corresponding changes to the parameters for premiums to be paid under potential D&O run-off and public offering insurance policies, as specified in the Compensation Policy, eliminating the quantitative limits on premiums under those policies and replacing them with the market level/materiality criteria.

Together with our proposed reliance on the ISA leniency regarding D&O insurance premiums and deductibles, we have also considered the appropriate maximum D&O insurance coverage levels to be included in our Compensation Policy. Our compensation committee and Board have determined, after conferring with our insurance broker, that it is appropriate that we shift our coverage more towards the lower-cost Side A coverage (which covers directors and officers individually) and away from the more expensive ABC (general) D&O coverage. Accordingly, our compensation committee and Board have approved, and recommend that our shareholders approve, a reduction in the maximum level of ABC (general) D&O coverage under our Compensation Policy from $125 million to $100 million, along with a concurrent increase in the maximum Side A coverage from $30 million to $60 million. Those changes to our D&O insurance coverage parameters will result in a net increase by $5 million in our aggregate maximum potential level of D&O insurance coverage, from $155 million to $160 million. Despite that net increase, however, the proposed adjustment in the breakdown between maximum ABC coverage and Side A coverage will reduce the cost of coverage that our Company actually obtains, as Side A coverage is approximately 10% less expensive than ABC coverage (per dollar of coverage), and will thereby increase the efficiency of our coverage.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 5 at the Annual Meeting:

“RESOLVED, that the section of the Company’s Compensation Policy for Executive Officers and Directors titled “Directors’ and Executive Officers’ Insurance, Indemnification and Exemption” be, and hereby is, amended as set forth in Annex A to the Proxy Statement for the Annual Meeting, in order to provide for (i) an aggregate maximum D&O insurance coverage level of $160 million comprised of up to $100 million of ABC (general) D&O insurance coverage and up to $60 million of Side A coverage, and (ii) the payment of premiums and deductibles under each of the Company’s D&O insurance policies (including D&O run-off and public offering insurance) that are consistent with market terms, and that are not material to our Company.”

Required Vote

As described above (in the Questions & Answers section, in response to the question “What are the voting requirements to approve the proposals presented and how are votes counted?”), the approval of the amendment to our Compensation Policy under this Proposal 5 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.

Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) the foregoing ordinary majority includes at least a majority of the voting power of non-controlling shareholders who lack a conflict of interest in approval of this proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions and broker non-votes); or (ii) the total votes cast in opposition to the proposal by the non-controlling, non-conflicted shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company.

Please see the description above in response to the question “What are the voting requirements to approve the proposals presented and how are votes counted?” concerning the requirement to check the box “FOR” in Item 5A to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 5 in order to enable your vote to be counted towards or against the special majority required for its approval. If you or a related party of yours is a controlling shareholder or possesses a conflict of interest, please check the box “AGAINST” in Item 5A, in which case your vote will count towards or against the ordinary majority required for approval of Proposal 5 but will not count towards or against the special majority required for its approval. If you do not complete Item 5A, your vote will not be counted at all on Proposal 5.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution amending the parameters for D&O insurance coverage amounts and premiums/deductibles in our Compensation Policy.

PROPOSAL 6

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

At the Annual Meeting, and upon the recommendation of the audit committee of the Board, our shareholders will be asked to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (the “Auditors”), to continue to serve as our independent auditors for the year ending December 31, 2020 and until our next annual general meeting of shareholders, and to authorize our Board (upon recommendation of the audit committee of the Board) to fix their remuneration. The Auditors have no relationship with us or with any of our affiliates, except as auditors.

The following table sets forth, for the years ended December 31, 2019 and 2018, the fees billed to us and our subsidiaries by the Auditors:

	Year ended
	December 31,
	2019	2018
Audit fees (1)	$853,700	$933,200
Tax fees (2)	65,666	116,132
All other fees (3)	6,800	6,800
Total	$926,066	$1,056,132

(1)	Audit fees consist of fees for professional services rendered by the Auditors in connection with the audit of our consolidated annual financial statements and services that would normally be provided by the Auditors in connection with statutory and regulatory filings or engagements.

(2)	Tax fees are fees for services rendered by the Auditors in connection with tax compliance, tax planning and tax advice.

(3)	All other fees are fees for other consulting services rendered by the Auditors to us.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 5 at the Annual Meeting:

RESOLVED, that Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be, and hereby are, reappointed as the independent auditors of the Company for the year ending December 31, 2020 and for the additional period until the Company’s next annual general meeting of shareholders, and that the Board, upon recommendation of the audit committee, be, and hereby is, authorized to fix their remuneration.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the reappointment of the Auditors as our independent auditors and authorization of our Board, upon recommendation of the audit committee, to fix their remuneration. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposal 6.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution reappointing the Auditors as our independent auditors for the year ending December 31, 2020.

CONSIDERATION OF FINANCIAL STATEMENTS

A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2019 are included in our 2019 Annual Report (on Form 20-F), which we filed with the SEC on February 26, 2020. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Annual Meeting. That discussion will not require or otherwise involve a vote of our shareholders.

ADDITIONAL INFORMATION

Our 2019 Annual Report, which was filed with the SEC on February 26, 2020, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of our website at www.stratasys.com. In addition, on October 19, 2020, we issued a press release and furnished a related Form 6-K publishing the notice of the Annual Meeting. Shareholders may obtain a copy of these documents without charge at www.stratasys.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

Rehovot, Israel
October 21, 2020

Annex A

Amendment to Stratasys Ltd. Compensation Policy for Executive Officers and Directors

Directors’ and Executive Officers’ Insurance, Indemnification and Exemption

Elements: Stratasys will exempt its directors and executive officers from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association, and will provide them with indemnification and release agreements providing for same. In addition, Stratasys’ directors and executive officers will be covered by Stratasys’ directors’ and officers’ liability insurance policies.

The Committee and the Board may review, from time to time, Stratasys’ indemnification and release agreements in order to ascertain whether they provide appropriate coverage. However, the Committee and the Board will not be obligated to recommend amendments to the Company’s Articles of Association or to its indemnification and release agreements.

D&O liability insurance (Claims Made):  The coverage provided by Stratasys to its directors and officers (including executive officers subject to this compensation policy) under its Directors’ and Officers’ Liability Insurance policies will be subject to the following terms (any of which may be exceeded by an amount that constitutes no more than five percent (5%) of the relevant limit amount without being deemed to deviate from this policy):

(i)	the coverage— both per claim and in the aggregate— will be no more than ~~$125,000,000~~ $100,000,000, as well as up to $60,000,000~~30 million~~ for any Side A policy covering directors and officers individually;

(ii)	the coverage, including the limit of liability, the premiums and the deductibles, and each extension or renewal of such coverage, shall be approved by the Committee (and, if required by law, by the Board) which shall determine that (x) the total amount of the coverage is reasonable considering Stratasys’ exposures, the scope of coverage and the market conditions, and (y) the amounts of the premiums and the deductibles for such insurance coverage reflect then-current market conditions and shall not materially affect Stratasys’ profitability, assets or liabilities ~~the annual premium to be paid by Stratasys and its subsidiaries will not exceed an amount representing an increase of 60% in any year, as compared to the previous year, and in any event no more than $1.2 million per year, and the deductible (except for lawsuits against the Company pursuant to securities laws and/or lawsuits filed in the US/Canada) shall not exceed US $250,000 per occurrence~~; and

(iii)	any renewal, extension or substitution will be for the benefit of the Company’s and its subsidiaries’ officers and directors and will otherwise be on terms substantially similar to or better (from the perspective of the coverage afforded to directors and officers) than those of the then-effective insurance policy, as market conditions may then allow.

D&O liability insurance (Run-off): Should the Company sell its operations (in whole or in part) and/or in case of a merger/sale, spin-off or any other significant business combination involving the Company and/or part or all of its assets, the Company may obtain a D&O liability insurance policy (run-off) for executive officers and directors in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed seven years; (b) the coverage amount will be no less than the limit afforded under the then-effective D&O liability insurance policy, both per claim and in the aggregate; and (c) the amounts of the premiums and the deductibles for such insurance coverage will reflect then-current market conditions and shall not materially affect Stratasys’ profitability, assets or liabilities ~~the premium payable by the Company for seven years of coverage shall not exceed 300% of the last annual premium for the then-effective D&O liability insurance policy~~.

D&O liability insurance (Public Offerings): The Company may extend the insurance policy for Office Holders in place to include coverage for liability pursuant to a future public offering of securities. The additional premium for such extension of liability coverage shall reflect then-current market conditions and shall not materially affect Stratasys’ profitability, assets or liabilities ~~not exceed 100% of the then-current annual premium~~.